UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
washington, d.c. 20549

FORM SD Specialized Disclosure Report

MARINE PRODUCTS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-16263	58-2572419
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2801 Buford Highway NE, Suite 520, Atlanta, Georgia	30329
(Address of principal executive office)	(zip code)

James C. Landers	(404) 321-7910
(Name and telephone number, including area code, of the person in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which the form is being filed, and provide the period to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Form (Form SD) of Marine Products Corporation and its subsidiaries (“Marine Products” or “the Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.  The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products where the minerals specified in the Rule are necessary to the functionality or production of those products.  Additional information is required where the Company has reason to believe that the minerals originated in the Democratic Republic of the Congo (“DRC”) and certain adjoining countries (collectively, the “Covered Countries”). The specified minerals are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

In accordance with the Rule the Company evaluated its products and determined that during calendar year 2014 certain products it contracted to manufacture may contain tin, tungsten, tantalum and/or gold (“3TG”).  As required by the Rule, the Company conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals by sending a questionnaire adapted from the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template to all the direct suppliers of products that may contain Conflict Minerals.  The EICC/GeSI Template is designed to confirm the use of Conflict Minerals in the covered products, to identify the source of the Conflict Minerals, and to determine whether any of the Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources.  Based on the responses received and after exercising due diligence, the Company is unable to determine whether or not such products contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries and as a result, these products are “DRC conflict undeterminable” as defined in Item 1.01(d)(5) of Form SD.

Conflict Minerals Disclosure

The Company’s Conflict Minerals Report is filed as an exhibit herewith and is available on the Company’s website at www.marineproductscorp.com under the Governance section.

Item 1.02 Exhibit

Conflict Minerals Report required by Item 1.01 is filed as an exhibit to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Marine Products Corporation
(Registrant)

By: /s/ Ben M. Palmer	June 1, 2015
Vice President, Chief Financial Officer and Treasurer	(Date)

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